HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA SUITE 4100 600 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 888 • 4190

DAVID M. CARTER DIRECT DIAL: 404-888-4246 EMAIL: dcarter@hunton.com FILE NO: 21043.000530

December 19, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel

  Assistant Director

  Division of Corporation Finance

NTELOS Holdings Corp.

Registration Statement on Form S-1, filed October 6, 2005, as amended

Registration No. 333-128849

Dear Mr. Spirgel:

As counsel to NTELOS Holdings Corp., a Delaware corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-128849) (the “Registration Statement”), together with exhibits thereto, along with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 2, 2005, to Mr. Michael B. Moneymaker, Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company.

The Company currently plans to print a preliminary prospectus and commence its offering during the week of January 2, 2005; accordingly, as we have previously discussed with the Staff, we respectfully request your cooperation in clearing any comments to this Amendment No. 2 in a time frame that will permit this schedule.

We are providing a complete paper courtesy package to each person listed in the Staff’s letter. Each courtesy package includes a marked and unmarked copy of Amendment No. 2, together with exhibits thereto, the Company’s response to the Staff’s letter and any requested supplemental information.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to Amendment No. 2.

Securities and Exchange Commission

December 19, 2005

Prospectus Summary, page 1

1. We note your response to our prior comment seven; however, we continue to believe that, where you present consolidated operating revenues, such as in the first paragraph on page one, you should also disclose your consolidated net income (loss) for the same period.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 1, 49 and 90 of Amendment No. 2 to state the consolidated net income (loss) and the pro forma consolidated net income (loss) for the corresponding periods.

2. Please refer to our prior comment number five. In addition to revisions already made, please ascertain that all applicable references have been revised in the filing. We note references to the use of valuation experts on pages 80 and F -46.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 86 and F-48 of Amendment No. 2 to delete any references to the use of a third party valuation advisor.

The Offering, page 4

3. We note that holders of your Class B common stock are entitled to payment of a $30 million distribution preference. Please tell us how this dividend policy will affect your pro forma EPS under FAS 128.

Response

In response to the Staff’s comment, we have revised our disclosure on pages 8, 36 and 37 of Amendment No. 2 as it relates to pro forma EPS to take into account the expected payment of the $30 million distribution preference on our Class B common stock as well as the $125 million dividend paid to the holders of our Class L common stock in October 2005.

Risk Factors, page 9

General

4. Include an additional risk factor describing possible conflicts of interest that may stem from management’s and the CVC Entities’ and Quadrangle Entities’ joint decision to have NTELOS issue debt on October 17, 2005, to issue common stock in this initial public offering, and to use proceeds from both to pay themselves pre-IPO dividends totaling $125 million in addition to $30 million in proceeds from any exercise of the underwriters’ over-allotment option. In the alternative, advise why no risk factor is appropriate. In addition, highlight in the summary and use of proceeds sections how most of the proceeds from the initial public offering will directly and indirectly benefit management and the controlling shareholders rather than be used to advance the company’s business or pay down existing debt.

Response

In response to the Staff’s comment, we have revised the disclosure on page 25 of Amendment No. 2 to add an additional risk factor describing possible conflicts of interest that may stem from management’s and the CVC Entities’ and Quadrangle Entities’ joint decision to have the Company issue debt on October 17, 2005, to issue common stock in this initial public offering, and to use proceeds from both to pay a pre-IPO dividend of $125 million in addition to expecting to pay another dividend of $30 million with certain proceeds from this offering. In addition, we have revised the disclosure on pages 5 and 30 of Amendment No. 2 to highlight in

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December 19, 2005

the summary and the use of proceeds sections of Amendment No. 2 how a portion of the proceeds from this offering will be paid to management and the CVC Entities and Quadrangle Entities.

Unaudited Pro Forma Condensed Consolidated Statements, page 33

5. We understand that you will have a stock split prior to the closing of the initial public offering. Please present pro forma EPS reflecting the stock split here and on the face of your historical consolidated statements of operations. Also, provide a discussion of this split, including the pro forma effects of the split, in the management’s discussion and analysis.

Response

In response to the Staff’s comment, we have revised pages 8, 36 and 37 and pages F-5 and F-86 of Amendment No. 2 to include pro forma EPS on a post-split basis. In addition, we have provided disclosure on page 53 of Amendment No. 2 discussing the stock split, including the pro forma effects thereof.

Notes to Unaudited Pro Forma Condensed Consolidated Statements, page 36

6. Please refer to adjustment (b). Tell us in more detail why you are accruing interest for the recapitalization adjustment and removing a portion of the interest for the pro forma adjustment.

Response

We acknowledge the staff’s comment. As discussed in Note (b) to the Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations on page 38 of Amendment No. 2, the $625 million senior secured notes and the $135 million Floating Rate Notes were issued during 2005. As the pro forma period is assumed to have begun as of January 1, 2004, the recapitalization adjustment effectively records interest cost associated with both of these obligations that has not been previously reflected in the historical financial statements.

The terms of the Floating Rate Notes provide for a six month period after issuance during which the Company cannot redeem the securities. The pro forma adjustment for the year ended December 31, 2004, removes the interest cost that was recorded in the recapitalization adjustment that would have accrued following the six month no redemption period. The net result is to recognize twelve months of interest cost for the senior secured notes and six months for the Floating Rate Notes as the Floating Rate Notes are deemed to be redeemed on June 30, 2004, six months following the pro forma issuance date.

The pro forma adjustment for the nine months ended September 30, 2005 effectively removes all of the interest cost related to the Floating Rate Notes. The notes are deemed to have been called on June 30 2004, six months following the pro forma issuance date, and thus no interest cost would have been recognized for this obligation on a pro forma basis, during 2005.

7. Please refer to adjustment (d). Since the advisory agreements will be terminated, tell us why it is appropriate to reflect this nonrecurring charge as a recapitalization adjustment.

Response

In response to the Staff’s comment, we have revised page 36, 37 and 39 to delete adjustment (d) as previously disclosed.

8. Please refer to adjustment (e). Tell us in more detail why the reversal effectively increased your tax provision.

Response

Securities and Exchange Commission

December 19, 2005

We acknowledge the staff’s comment. As discussed in Note (e) to the Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations on pages 39 and 40 of Amendment No. 2, income tax expense is affected by the change in pre-tax income, by permanently non-deductible restructuring cost incurred in 2005, and certain state minimum taxes. The elimination of interest cost on the Floating Rate Notes to be repaid from the proceeds of this offering will significantly increase our pre-tax income. In addition, the reversal of deferred tax reserves associated with the expected pre-tax income will be recognized as a reduction of goodwill. Accordingly, the benefit of this reversal will not effect the tax provision presented.

Management’s Discussion and Analysis, page 44

Liquidity and Capital Resources, page 72

9. We note your response to our prior comment 28 and your statement on page 73 that “[ n ]oncompliance with anyone or more of the debt covenants may have an adverse effect on [y]our financial condition or liquidity…” Please expand your discussion of the possible adverse effect. In addition, convey here the extent to which your debt covenants restrict your ability to undertake additional debt or equity financing. If the covenants limit, or are reasonably likely to limit, your ability to undertake financing to a material extent, please expand your discussion of the covenants in question and the consequences of the limitation to your financial condition and operating performance.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 78 and 79 of Amendment No. 2 to expand the discussion of the possible adverse effect. In addition, we have revised the disclosure to convey the extent to which the Company’s debt covenants restrict its ability to undertake additional debt or equity financing and to expand the discussion of the covenants in question and the consequences of the limitation to the Company’s financial condition and operating performance.

10. We note your response to our prior comment 29. Since a significant portion of your debt is due in the period beyond 12 months, please clarify whether management believes you will have sufficient cash and other financial resources to fund operations and meet your debt and other obligations beyond the next 12 months.

Response

In response to the Staff’s comment, we have revised the disclosure on page 82 of Amendment No. 2 to indicate that management believes that the Company will have sufficient cash and other financial resources to fund operations and meet its debt and other obligations for at least the next twenty-four months.

Principal Stockholders, page 119

11. Please briefly disclose the voting and conversion rights of the Class B common stock.

Response

In response to the Staff’s comment, we have revised the disclosure on page 127 of Amendment No. 2 to briefly disclose the voting and conversion rights of the Class B common stock.

Certain Relationships and Related Transactions, page 120

Securities and Exchange Commission

December 19, 2005

12. We note your revisions in response to our prior comment 35. Please also disclose here whether you believe the terms of the agreements were comparable to terms you could obtain from independent third parties.

Response

We acknowledge the Staff’s comment. We believe the types of services performed under the advisory agreements are of a unique nature that could not readily be performed on a comparable basis by independent third parties. We have, however, revised our disclosure on page 129 of Amendment No. 2 to disclose that the Company believes the advisory agreements were on terms comparable to the terms typically contained in advisory agreements for similar services performed by financial sponsors for their portfolio companies.

Stock Subscription Agreements, page 121

13. Please disclose the amount that you distributed to each officer, director and 5% shareholder of NTELOS in connection with the $125 million dividend you paid on the Class L common stock. In addition, for each person, disclose the amount of the $30 million distribution preference the person will receive on the Class B common stock.

Response

In response to the Staff’s comment, we have revised the disclosure on page 130 of Amendment No. 2 to disclose the amount that the Company distributed to each officer, director and 5% shareholder in connection with the $125 million dividend paid on the Class L common stock and the amount of the expected $30 million distribution preference each officer, director and 5% shareholder is expected to receive on the Class B common stock following this proposed offering and during the first six months of 2006.

Underwriting, page 135

14. We note your response to our prior comment 40 that any additional members to the underwriting syndicate “may engage in the electronic offer and/or sale of shares” Please confirm that, if you become aware of such member’s plan, yon promptly will update your response to the comment.

Response

We acknowledge the Staff’s comment. Lehman Brothers Inc. and Bear, Stearns & Co., Inc. have advised the Company that in response to the staff’s comment they confirm that if either becomes aware of such member’s plan, they will promptly update the response to this comment.

15. In your response to prior comment 40, you indicate that the underwriters have a master agreement with Yahoo!NetRoadshow and, in that agreement, Yahoo!NetRoadshow has agreed to conduct Internet road shows in accordance with the NetRoadshow, Inc., no-action letter (July 30, 1997) and subsequent no-action letters received from the SEC in connection with virtual roadshows. We remind you that, effective December 1,2005, the electronic road show no-action letters for registered public offerings will be rescinded and the use of electronic road shows will only be subject to the conditions of Rule 433, to the extent applicable. See Section III.D.3.biii.(D)(2) of Securities Act Release No. 338591. Please confirm your understanding in your next response letter.

Response

In response to the Staff’s comment, Lehman Brothers Inc. and Bear, Stearns & Co., Inc. confirm their understanding that the use of electronic road shows will only be subject to the conditions of Rule 433 of the Securities Act, to the extent applicable.

Securities and Exchange Commission

December 19, 2005

NTELOS Holdings Corp. Financial Statements

Consolidated Statements of Operations, page F-5

16. Please refer to our prior comment number 42. Notwithstanding your response, please present EPS under FAS 128. Accordingly, revise pages 7, 33, 34 and F10.

Response

In response to the Staff’s comment, we have revised the disclosures on pages 8, 36, 37, F-5 and F-86, to present EPS information under FAS 128. We have also amended our disclosures in footnote 11 to the Company’s audited financial statements, footnote 10 to the Company’s unaudited financial statements and footnote 18 to the NTELOS Inc. audited financial statements to include the relevant share information required by FAS 128. In our revised footnotes to the financial statements, we have disclosed that our shares of Class A common stock have been excluded from our calculations of basic earnings per share. You will note that our shares of Class A common stock (all of which are held by employees of the Company) are subject to a four year vesting period and a contingent repurchase option until such time as the shares are both vested and the Company successfully completes an initial public offering. We have concluded that the guidance included in EITF 00-23 issue 33(a) (particularly paragraph 144) is most relevant to our shares of Class A common stock. In accordance with paragraph 144 c. we have determined that the shares of Class A common stock should not be considered outstanding for purposes of computing basic earnings per share. We have also concluded that the shares of Class A common stock should be excluded from our diluted EPS calculations in periods where we have incurred a net loss since the shares would be antidilutive and from periods where we have net income due to the preferential distribution rights of the holders of our Class L common stock.

Note 3. Investment in NTELOS Inc., page F-10

17. Please disclose the loss per share.

Response

In response to the Staff’s comment, we have revised our disclosure on page F-10 of Amendment No. 2 to disclose the loss per share for NTELOS Inc. for the period February 24, 2005 through May 1, 2005.

Note 14. Stock Plans. page F-27 Note 12. Stock Plans, page F-96

Please refer to our prior comment number 46. After review of your responses, we have the following comments:

18. Please describe the methodology used to determine the pre-split IPO prices per share and filing equity values. It is unclear to us why the pre-split IPO prices per share are significantly higher than your pre-split estimated fair value of $7.65. Please provide a detailed discussion of each significant factor contributing to the difference between your pre-split estimated fair value and the pre-split IPO prices per share. Also, confirm to us that your valuation was contemporaneous.

Response

We acknowledge the Staff’s comment. The Board of Directors of the Company (the “Board”) has responsibility for determining the exercise prices for stock option grants and the sales price for the issuance of shares of common stock. As disclosed on page F-30 of Amendment No.2, the Company’s policy is to grant options at exercise prices no less than 100% of the estimated fair value of the Company’s common stock on the date of grant. Since June 30, 2005, the Company has sold 10,000 shares of Class A common stock and issued options to purchase 30,000 shares of Class A common stock. On September 15, 2005, the Company issued to a newly

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December 19, 2005

hired employee 10,000 shares of Class A common stock for a sales price of $7.65 per share and an option to purchase 15,000 shares of Class A common stock with an exercise price of $7.65 per share. In addition, on October 25, 2005, there was a grant to a newly hired employee of an option to purchase 15,000 shares of Class A common stock with an exercise price of $9.23. Other than these transactions, there have been no other issuances of common stock or stock options since June 30, 2005.

The Company believes a fair valuation of the Class A common stock was determined at the time of each of the September 15th stock issuance and option grant and the October 25th option grant. Each determination was made contemporaneous with the issuance of the shares and options. In determining the sale price of the Company’s Class A common stock as of September 15, 2005 and October 25, 2005, the Company used a valuation multiple of 6.1 times trailing twelve months operating income before depreciation and amortization, accretion, capital restructuring charges and gain on sale of assets (“Adjusted EBITDA”) to determine the Company’s enterprise value. This is approximately the same multiple used by the Company in 2005 in valuing its acquisition of NTELOS Inc. as part of a very competitive auction process. In determining the equity value of the Class A common stock, the Company deducted from the enterprise value the net debt of the Company on a consolidated basis as well as the distribution preference on the Class L common stock. Due to the Company’s leverage, increases in EBITDA and hence the Company’s enterprise value result in disproportionate increases in the Company’s common equity value.

The valuation of the September 15, 2005 stock issuance and option grant were based on June 30, 2005 trailing twelve months of Adjusted EBITDA of $136.9 million. The formula used by the Company resulted in an enterprise value of $835.2 million and, after deducting the Company’s net debt of $604.6 million and Class L common stock liquidation preference of $129.7, an equity value of $101 million, or $7.65 per share of Class A common stock. Therefore, the increase in valuation of the Class A common stock on September 15, 2005 compared to the valuation when the Company acquired NTELOS Inc. on May 2, 2005 was due in part to a $15.7 million increase in the Company’s Adjusted EBITDA during such period. The Board considered the proximity of the September 2005 grant date to the May 2005 closing date of the acquisition of NTELOS Inc., which served as the best indicator of enterprise value at that time.

The Company valued the October 25th stock option grant under the same analysis as the September 15th stock issuance and stock option grant , except for the valuation being updated to reflect trailing twelve months of Adjusted EBITDA of $141.7 million as of September 30, 2005. This resulted in a higher equity valuation using the same principles and techniques as were used for the September 15th grant. The Board again considered the proximity of the October 2005 grant date to the May 2005 closing date of the acquisition of NTELOS Inc.

In conjunction with applying the foregoing valuation methodologies and analysis, the Board also considered numerous objective and subjective factors to determine the value of shares of Class A common stock on each grant date, including the factors described below:

•	the Company’s performance and operating results at the time of the September and October 2005 grants and the absence of material events or significant changes that would require a change in the methods used to determine the value of the Company’s common equity;

•	the option grants involved illiquid securities for a minority interest in a nonpublic company;

•	the shares of Class A common stock underlying the options and the shares of Class A common stock held are subject to vesting generally over a four-year period and that if an employee is terminated with or without cause, the Company has the right to repurchase any Class A shares that have not vested at the lower of adjusted cost and fair market value; and

•	the likelihood at the time of grant of achieving a liquidity event for the shares of Class A common stock underlying these options, such as an initial public offering, or a merger or acquisition of the Company.

Securities and Exchange Commission

December 19, 2005

The estimated valuation to be used for the Company’s initial public offering will be determined with the assistance of the Company’s underwriters and reflect best estimates of current market conditions. The Company believes that the most important factors in the difference in the valuation of the Class A common stock on September 15, 2005 and October 25, 2005 and the valuation to be used in the Company’s initial public offering are:

•	the Company’s operating results continue to improve, which, as described above, results in a disproportionately higher increase in the value of the Company’s common equity;

•	the Company’s successful completion of its high yield debt offering in October 2005, which provides an indication of the market’s demand for the Company’s securities;

•	the Company having filed its S-1 in connection with its proposed initial public offering, which if completed would provide a public market for the Company’s common equity;

•	improved market valuations of comparable companies in our markets since the September and October grants; and

•	significant merger activity in the wireless industry in recent weeks and months, including the announced acquisition of Alamosa Holdings, Inc. by Sprint Nextel Corp at a favorable valuation multiple, Sprint Nextel’s announced intention to purchase its affiliates and Alltel’s proposed acquisition of Midwest Wireless and announced plan to spin off its wireline business to VALOR.

The Company has not granted any additional stock options since October 25, 2005 and does not expect to grant additional stock options until after completion of its initial public offering.

In addition, even if it were determined that the Company must recognize compensation expense for the third quarter 2005, it would be de minimus. The Company believes that the maximum amount of pre-tax compensation expense that it would need to recognize for the third quarter 2005, based on the difference between the valuation of the Class A common stock of $7.65 as of September 15, 2005 and the estimated pre-split IPO price per share would be no more than $10,000 for third quarter 2005 and no more than $170,000 per year subsequently, assuming no liquidity or minority discount was applied.

19. Please provide the applicable disclosures recommended in paragraphs 179-182 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities issued as Compensation.”

Response

In response to the Staff’s comment, we have revised our disclosure on pages 88 and 89 of Amendment No. 2 to provide the applicable disclosures recommended in paragraphs 179-182 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities issued as Compensation.”

20. Please tell us if there were additional issuances of common shares or stock options since September 15, 2005. If so, tell us the nature of the issuances and the issuance or exercise price.

Response

Securities and Exchange Commission

December 19, 2005

On October 25, 2005, there was a grant to a newly hired employee of an employee option to purchase 15,000 shares of Class A common stock with an exercise price of $9.23 (the maximum amount of pre-tax compensation expense that the Company would need to recognize related to this option grant would also be de minimus - - no more than $100,000 on an annual basis). Other than these transactions, there have been no additional issuances of common stock or stock options since September 15, 2005.

21. Please refer to our prior comment number 47. We understand that this comment is under consideration. We may have further comments after we review your response.

Response

We acknowledge the Staff’s comment. In connection with the proposed offering, we have determined that the conversion of the options for our Class A common stock to options for our common stock will be accounted for under the provisions of Financial Accounting Standard No. 123R (FAS 123R). Specifically, we believe that the exchange of options will need to be evaluated as a modification of an equity award under paragraph No. 51 of FAS 123R. We plan to compare the fair value of the original option to the fair value of the new common stock option and to the extent there is any incremental fair value recognize compensation cost. Additional compensation cost, if any, will be recorded in our first quarter of 2006. We have revised our disclosure on page 88 and F-24 of Amendment No. 2 accordingly.

NTELOS Inc. and Subsidiaries Financial Statements

Consolidated Balance Sheets. pages F-31 and F-32 Consolidated Statement of Operations, page F-33

22. Please refer to prior comment number 48. We understand that the “Successor Company” financial statements will be deleted.

Response

In response to the Staff’s comment, we have deleted the Successor Company financial statements.

23. Please refer to our prior comment number 49. Notwithstanding your response, please present EPS under FAS 128.

Response

In response to the Staff’s comment, we have revised our disclosure on page F-36 of Amendment No. 2 to provide historical EPS.

Item 15. Recent Sales of Unregistered Securities, page II-3

24. Please include the disclosure required by Item 701 of Regulation S-K for sales of all unregistered securities, including debt securities, such as your October 17, 2005 sale of floating rate notes.

Response

In response to the Staff’s comment, we have revised the disclosure on pages II-3 and II-4 of Amendment No. 2 to include the disclosure required by Item 701 of Regulation S-K for sales of all unregistered securities, including debt securities, including the October 17, 2005, sale of Floating Rate Notes.

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Securities and Exchange Commission

December 19, 2005

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 888-4246, R. Mason Bayler, Jr. at (804) 788-8509 or David I. Meyers at (804) 788-7209.

Sincerely,

David M. Carter

Enclosures

cc:	Kathleen Krebs, Esq.

Cheryl Grant, Esq.

Ms. Nicole Holden

Mr. Dean Suehiro

Mr. Michael B. Moneymaker

R. Mason Bayler, Jr.

David I. Meyers, Esq.

Geraldine A. Sinatra, Esq.

Marc D. Jaffe, Esq.

Rachel W. Sheridan, Esq.